UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Altris Software, Inc.
                        (Name of Issuer)

                  Common Stock, no par value
                 (Title of Class of Securities)

                          022091 10 2
                         (CUSIP Number)


The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 022091 10 2

1.   Name of Reporting Person and I.R.S. Identification Number

     Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

2.   Check the Appropriate Row if a Member of a Group

     a.   N/A
     b.   N/A

3.   SEC Use Only


4.   Citizenship or Place of Organization

     Tennessee

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

5.   Sole Voting Power

     Total of 800,000 shares of Common Stock (on an as converted basis), consisting of the following:

     (i) 300,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price of $6.00 per share; and

     (ii) 500,000 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock having a conversion price of $6.00 per share.

6.   Shared Voting Power

     N/A

7.   Sole Dispositive Power

     Total of 800,000 shares of Common Stock (on an as converted basis), consisting of the following:

     (i) 300,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price of $6.00 per share; and

     (ii) 500,000 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock having a conversion price of $6.00 per share.

8.   Shared Dispositive Power

     N/A


9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     Total of 800,000 shares of Common Stock (on an as converted basis), consisting of the following:

     (i) 300,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant having an exercise price of $6.00 per share; and

     (ii) 500,000 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock having a conversion price of $6.00 per share.


10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares

     N/A

11.  Percent of Class Represented by Amount in Row (9)

     7.7% of Common Stock

12.  Type of Reporting Person

     IV

ITEM 1(A).     Name of Issuer:
               Altris Software, Inc.

ITEM 1(B).     Address of Issuer's Principal Executive Offices:
               9339 Carroll Park Drive
               San Diego, California 92121

ITEM 2(A).     Name of Person Filing:
               Sirrom Capital Corporation

ITEM 2(B).     Address of Principal Business Office:
               500 Church Street, Suite 200
               Nashville, Tennessee 37219

ITEM 2(C).     Citizenship/State of Organization:
               Tennessee

ITEM 2(D).     Title of Class of Securities:
               Common Stock, no par value

ITEM 2(E).     CUSIP Number:
               022091 10 2

ITEM 3.        Filing Pursuant to Rule 13D-1(B):

               This statement is filed pursuant to Rule 13d-1(b).
               The person filing is an Investment Company registered under Section 8 of the Investment
               Company Act.

ITEM 4.        OWNERSHIP:

               (a)  Amount Beneficially Owned:

                    Total of 800,000 shares of Common Stock
                    (on an as converted basis), consisting of the following:

                    (i)  300,000 shares of Common Stock issuable
                         pursuant to an immediately exercisable
                         warrant having an exercise price of
                         $6.00 per share; and

                    (ii) 500,000 shares of Common Stock issuable
                         upon conversion of Series D Convertible
                         Preferred Stock having a conversion
                         price of $6.00 per share.

               (b)  Percent of Class:  7.7% of Common Stock

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or direct the vote:
                         800,000 shares of Common Stock, only
                         upon conversion of Preferred Stock and
                         exercise of warrant

                   (ii)  shared power to vote or to direct the
                         vote:  N/A

                  (iii)  sole power to dispose or to direct
                         the disposition of:  800,000 shares
                         of Common Stock, only upon
                         conversion of Preferred Stock and
                         exercise of warrant

                   (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5.   Ownership of Five Percent or Less of a Class:  N/A

ITEM 6.   Ownership of More than Five Percent on Behalf of
          Another Person:  N/A

ITEM 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security being Reported on by the Parent Holding Company: N/A

ITEM 8.   Identification and Classification of Members of the
          Group:  N/A

ITEM 9.   Notice of Dissolution of Group:  N/A

ITEM 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G is true, complete, and correct.

Dated:  July 30, 1997          SIRROM CAPITAL CORPORATION

                              By: /s/ Carl W. Stratton
                                  Carl W. Stratton, Chief
                                   Financial Officer